February 20, 2025

Sanjay Verma
General Counsel
Vertical Aerospace Ltd.
Unit 1 Camwal Court, Chapel Street,
Bristol BS2 0UW
United Kingdom

       Re: Vertical Aerospace Ltd.
           Registration Statement on Form F-3
           Filed February 7, 2025
           File No. 333-284763
Dear Sanjay Verma:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
General

1. We note that this Form F-3, among other things, constitutes a post-effective amendment to a Form F-3 (File No. 333-275430), initially declared effective on
       November 16, 2023, yet you have omitted the disclosure required by the form and
       Regulation S-K as it pertains to that offering. Please revise the registration statement to include the full information that currently would be required in a prospectus relating to all offerings that it covers. Refer to Rule 429 under the Securities Act of
       1933, as amended.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 February 20, 2025
Page 2

of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing